FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /      GRANITE BAY TECHNOLOGIES, INC.     /          ---  Officer       ---    Other
GENOVESE,     ANTHONY                   /              ("GBAY")                   /          (give title below) (specify below)
                                        /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. I.R.S.             4. Statement for  /
                                        /  Identification          (Month/Year)   /
                                        /  Number of Reporting      12/00         /
                                        /  Person, if an                          /
----------------------------------------/  Entity                -----------------/
                                        /  (Voluntary)                            /
                                        /                                         /
c/o GRANITE BAY TECHNOLOGIES, INC.     /       --                                 /        7.   Individual or Joint/Group Filing
599 MENLO DRIVE, SUITE 200              /                       5. If Amendment,  /            (Check Applicable Line)
--------------------------------------- /                        Date of Original /         X   Form filed by one Reporting Person
(Street)                                /                         (Month/Year)    /        ---  Form filed by More than One
--------------------------------------- /                                N/A      /             Reporting Person
                                        /   --------------------------------------/
ROCKLIN,               CA        95765  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)  /(D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /       /   / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /       /   / cisable/  Date  /       /shares /         /   4    /            /
===================================================================================================================================
Options
   to
Purchase
 Common       $.75    12/20/00  A  10,000 10,000       (1)     12/20/05 Common  10,000   -----                  D           N/A
 Stock                                                                  Stock
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Warrant
   to
Purchase
Common        $.75    12/22/00  A         30,000      12/22/00 12/27/05 Common  30,000   (2)       290,000      D           N/A
 Stock                                                                  Stock
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Explanation of Responses:

1)   Vesting  schedule for options:
     2,500 shares -  immediately
     2,500 shares -  12/31/00
     2,500 shares -  12/31/01
     2,500 shares -  12/31/02

(2) Unit including a one year $150,000 promissory note at 12.68% per annum and warrants to purchase 30,000 shares of common stock was purchased for $150,000.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ ANTHONY GENOVESE                                              05/08/2001
 --------------------------------                                  -----------
     Anthony Genovese                                                  Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.